EXHIBIT 99.1

Valentia Telecommunications and eircom Funding
Announce Issue of News Release by Parent

Ireland—26 February 2004. Valentia Telecommunications ("Valentia") and eircom Funding ("eircom") announced today that their parent company, Valentia Holdings Limited ("Holdings"), has issued a press release regarding its intention, subject to market conditions, to seek a listing on the Irish and London Stock Exchanges through a global offering of shares to institutional and other investors planned to be launched in the first half of March.

The quarterly report for the fiscal quarter ended December 31, 2003, required under the indentures relating to Valentia's €550,000,000 7.25% Senior Notes Due 2013 and eircom's €285,000,000 8.25% Senior Subordinated Notes Due 2013 and $250,000,000 8.25% Senior Subordinated Notes Due 2013, will be issued on Sunday, February 29, 2004.

For further details please see the attached news release issued today by Holdings.

CONTACT:	Valentia Telecommunications and eircom Funding Jennifer Creevey (+353) 1 701 5107

Stabilisation/FSA